Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, February 3, 2024.

To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Relevant Information

To whom it may concern,
I am writing to inform you that our subsidiaries, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”) and Banco GGAL S.A. (“Galicia Más”), have decided to initiate the necessary steps to carry out a corporate reorganization, which will ultimately result in a merger by absorption, with Banco Galicia as the Absorbing Company and Galicia Más as the Absorbed Company.
Similarly, our subsidiaries, Galicia Asset Management S.A.U. (“GAM”) and GGAL Asset Management S.A. (“GGAL AM”), have also decided to initiate the necessary steps to carry out a corporate reorganization, which will ultimately result in a merger by absorption, with GAM as the Absorbing Company and GGAL AM as the Absorbed Company.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
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